Form 51-102F3

MATERIAL CHANGE REPORT

1.         Name & Address of Company

Genco Resources Ltd.
550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

2.         Date of Material Change

February 3, 2009

3.         News Release

A press release dated February 4, 2009 was issued on February 4, 2009 through Marketwire.

4.          Summary of Material Change

Genco Resources Ltd. retained Salman Partners Inc. as financial advisor to assist Genco as it considers potential opportunities in the areas of divestitures, acquisitions and mergers.

5.1         Full Description of Material Change

Please see attached News Release.

5.2          Disclosure for Restructuring Transactions

Not applicable.

6.            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.            Omitted Information

None.

8.             Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Robert C. Gardner, Co-Chairman
Tel: 604-682-2205

9.            Date of Report

February 4, 2009

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO RETAINS SALMAN PARTNERS AS FINANCIAL ADVISOR

February 4, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) has retained Salman Partners Inc. as financial advisor to assist Genco as it considers potential opportunities in the areas of divestitures, acquisitions and mergers.

Salman Partners will work closely with the Board of Directors to analyze any inquiries Genco has received, or may receive from third parties regarding potential business combinations or the disposition of existing assets, and advise the Board on strategies to maximize shareholder value.

Genco’s acting CEO, Robert Gardner, states: “We look forward to working with Salman Partners as we continue to explore opportunities to add value for Genco’s shareholders during this period of market turbulence and uncertainty for many mining companies.”

About Genco Resources Ltd.

Genco’s core asset is the Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.